EMO Capital Corporation

115 He Xiang Road Bai He Village,

Qing Pu Shanghai, China 200000

T: 949-419-6588 F: 949-272-0088

July 10, 2012

United States

Securities and Exchange Commission

Washington, D.C. 20549

Attn: Patrick Gilmore Accounting Branch Chief

RE: Emo Capital Corporation

FILE NO. 000-54291

Form 10-K for the Fiscal Year Ended July 31, 2011 Filed November 15, 2011

Form 10-K/A for Fiscal Year Ended July 31, 2010 Filed November 15, 2011

Form 10-Q/A for the Fiscal quarter Ended April 30, 2011 Filed November 15, 2011

Form 10-Q/A for the Fiscal Quarter Ended January 31, 2011 Filed November 15, 2011

Form 10-Q/A for the Fiscal Quarter Ended October 31, 2011 Filed December 15, 2011

Dear Sir,

We have received a comments letter from the SEC dated June 27, 2012, however, we require an additional 10 business days to file amendments.

Regards,

Juanming Fang